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                                [LOGO] SHH

                SALANS HERTZFELD HEILBRONN CHRISTY & VIENER

                                                ROCKEFELLER CENTER
                                                620 FIFTH AVENUE
                                                NEW YORK, NY 10020-2457
                                                TEL 212 632 5500
                                                FAX 212 632 5555

                                                STEVEN R. BERGER
                                                PARTNER
                                                DIRECT DIAL 212 632 5508
                                                DIRECT FAX 221 307 3308
                                                sberger@salans.com

                                        March 9, 2001

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Michael Clampitt

         Re: CellPoint Inc. ("the Company")
             Withdrawal of the Company's Registration Statement on Form SB-2, as amended (Registration No. 333-38852)

Dear Mr. Clampitt:

        On behalf of the Company, pursuant to Rule 477 under the Securities Act of 1933, as amended, I hereby request that the Securities and Exchange Commission withdraw the Company's Registration Statement on Form SB-2, as amended (Registration No. 333-38852). This request is made because all of the shares registered pursuant to such registration statement have been included in and are registered pursuant to the Company's Registration Statement on Form S-3 (Registration No. 333-52942).

        Please do not hesitate to contact me with any questions you may have regarding this request.

                                        Very truly yours,

                                        /s/ Steven R. Berger

                                        Steven R. Berger